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                              December 10, 2020

       David Holeman
       Chief Financial Officer
       Whitestone REIT
       2600 South Gessner, Suite 500
       Houston, Texas 77063

                                                        Re: Whitestone REIT
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Form 8-K filed on
October 26, 2020
                                                            File Nos. 001-34855

       Dear Mr. Holeman:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed on October 26, 2020

       General

   1. It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those
which are typical (e.g., management fee, net of related
                                                        expenses, loss on sale
or disposal of assets, gain on sale from discontinued operations, net and EBITDA adjustments
for real estate partnership). Please revise to
                                                        present EBITDA or
rename the non-GAAP measure you have presented. For additional guidance, refer to
question 103.01 of the Compliance and Disclosure Interpretations
                                                        regarding Non-GAAP
Financial Measures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Ameen
Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
 David Holeman
Whitestone REIT
December 10, 2020
Page 2

3856 with any questions.



FirstName LastNameDavid Holeman   Sincerely,
Comapany NameWhitestone REIT
                                  Division of Corporation Finance
December 10, 2020 Page 2          Office of Real Estate & Construction
FirstName LastName